[redacted]

04010006

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

21st January 2004

SUPPL

04 FEB 20 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 21st January 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 2/23

'NGKONG LAND HOLDINGS LIMITED
·ecurities and Exchange Commission File No.82-2964

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	07:04 21 Jan 2004
Number	4614U

HONGKONG LAND HOLDINGS LIMITED ("HKLH")
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 20th January 2004, HKLH was notified that as at 15th January 2004, Wheelock and Company Limited ("Wheelock") was interested in 115,147,676 ordinary shares of HKLH representing 5.02% of the issued ordinary share capital of HKLH, and as at 19th January 2004, Wheelock's holding decreased to 114,497,676 ordinary shares of HKLH representing 4.99% of the issued ordinary share capital of HKLH.

The holding of Wheelock was previously disclosed at 4.02% in June 2000.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

21st January 2004

www.hkland.com

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